UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Akazoo S.A.

(Name of Issuer)

Ordinary Shares, nominal value of €0.01 per share

(Title of Class of Securities)

L6485M 109

(CUSIP Number)

Apostolos N. Zervos

19 Rue de Bitbourg

L-1273, Luxembourg

Grand Duchy of Luxembourg
Telephone: +44 (0) 207 0605 690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. L6485M 109	13D

1	NAME OF REPORTING PERSON Apostolos N. Zervos
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hellenic Republic
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,768,933(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,768,933(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,768,933(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON* IN

(1) Includes 2,509,983 shares directly owned by Astaria Ltd. Mr. Zervos owns 100% of Astaria Ltd. and exercises voting control and dispositive power over such shares.

CUSIP No. L6485M 109	13D

1	NAME OF REPORTING PERSON Astaria Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,509,983
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,509,983
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,509,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* OO

Item 1.	Security and Issuer.

This schedule relates to the ordinary shares, nominal value of €0.01 per share (the “Ordinary Shares”), of Akazoo S.A., a company organized under the laws of Luxembourg (the “Company” or the “Issuer”). The address of the Company's principal executive office is 19 Rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

Item 2.	Identity and Background.

(a)	This Schedule 13D is filed by the following persons:

Apostolos N. Zervos. Mr. Zervos is the chief executive officer and a director of the Company.

Astaria Ltd. (“Astaria”). Mr. Zervos owns 100% of Astaria Ltd.

(b)	The business address for Apostolos N. Zervos is 19 Rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

The business address for Astaria is 19 Rue de Bitbourg, L-1273, Luxembourg, Grand Duchy of Luxembourg.

(c)	Apostolos N. Zervos is the chief executive officer and a director of the Company.

Astaria is a holding company formed solely for the purpose of holding the Ordinary Shares.

(d)	During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Apostolos N. Zervos is a citizen of Hellenic Republic.

Astaria was formed in the United Arab Emirates.

Item 3.	Source and Amount of Funds and Other Consideration.

The reporting persons acquired the securities owned by it by exchanging the securities held by it in Old Akazoo (as defined in Item 4 below) pursuant to the Business Combination (as defined in Item 4 below).

Item 4.	Purpose of Transaction.

The securities reported in this Schedule 13D were acquired as described above in Item 3 for investment purposes pursuant to the Business Combination. The reporting persons may acquire or dispose of additional securities of the Company from time to time in the market or in private transactions.

On September 11, 2019, the business transaction agreement dated as of January 24, 2019 (the “Business Transaction Agreement”) involving Modern Media Acquisition Corp. (“MMAC”), and Akazoo Limited, a private company limited by shares incorporated under the laws of Scotland (“Old Akazoo”), providing for the business combination between Old Akazoo and MMAC, was consummated (the “Business Combination”). The Business Combination combined the assets and businesses of MMAC and Old Akazoo into the Company (formerly known as Modern Media Acquisition Corp. S.A.), with the Company continuing as a publicly traded entity. The Business Combination resulted in (1) stockholders of MMAC, equityholders of Old Akazoo and certain other equity investors together holding all of the outstanding Ordinary Shares and warrants to purchase Ordinary Shares and (2) Old Akazoo becoming a wholly owned subsidiary of the Company.

Other than a standard 6-month lock-up agreement entered into with the Issuer and the Shareholders’ Agreement (as defined in Item 6 below), there are no agreements between the reporting persons relating to the voting or disposition of the securities beneficially owned by them.

Except as discussed above, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

The aggregate percentage of shares owned by each reporting person named herein is based on 49,635,191 Ordinary Shares outstanding as of September 12, 2019 as disclosed in the Issuer’s Form 20-F filed on September 17, 2019.

(a)	Apostolos N. Zervos beneficially owns 7.6% of the Ordinary Shares.

Astaria Ltd. owns 5.1% of the Ordinary Shares. Mr. Zervos owns 100% of Astaria Ltd. and exercises voting control and dispositive power over such Ordinary Shares.

(c)	Except as indicated herein, the reporting persons have not effected any transactions in securities of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (1) a standard 6-month lock-up agreement entered into with the Issuer and (2) a

Shareholders’ Agreement by and among the Issuer and certain majority shareholders of the Issuer entered into in connection with the Business Combination (the “Shareholders’ Agreement”) pursuant to which the reporting persons are each a party, none of the reporting persons has any contract or arrangement with respect to securities of the Issuer. The Shareholders’ Agreement provides certain rights and obligations of the parties with respect to the election of directors and board observer rights.

Item 7.	Materials to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of October 1, 2019 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

2. Shareholders’ Agreement by and among the Issuer and certain majority shareholders of the Issuer (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (333-229613) filed with the Securities and Exchange Commission on August 14, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2019

/s/ Apostolos N. Zervos
Apostolos N. Zervos

Astaria Ltd.

By:	/s/ Apostolos N. Zervos
Name:	Apostolos N. Zervos
Title:	Director